AmeriVet Securities, Inc
Statement of Financial Condition
December 31, 2020

Cash	$	858,595
Receivables from clearing broker		5,627,449
Loans receivable from related party		34,793
Deposit with clearing broker		500,000
Accounts receivable		1,585,114
Prepaid expenses		139,264
Total assets	$	8,745,215
Liabilities and stockholders' equity		
Liabilities		
Accounts payable and accrued expenses	$	1,031,324
Commissions payable		252,421
PPP loan payable		208,800
Liabilities subordinated to the claims of general creditors		9,000,000
Total liabilities		10,492,545
Stockholders' equity		
Common stock, $0.01 par value; 5,000 shares authorized, 1,000 issued and outstanding		10
Additional paid-in-capital		1,264,563
Accumumulated deficit		(3,011,903)
Stockholders' equity		(1,747,330)
Total liabilities and stockholders' equity	$	8,745,215